Exhibit 4.7

CREDIT FACILITY AGREEMENT

This credit facility agreement (“Agreement”) dated as of February 14, 2005, is executed by and between Gas Transmission Northwest Corporation, incorporated under the laws of the State of California (“Borrower”) and TransCanada PipeLine USA Ltd., incorporated under the laws of the State of Nevada (“Lender”).

RECITALS

A.	Whereas, Borrower has applied to Lender for a revolving credit facility through which the Borrower may request advances of funds from time to time for capital expenditures, working capital and for general corporate purposes of the Borrower; and

B.	Whereas Lender is willing to make such a credit facility available on the terms described in this Agreement;

Now, therefore, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. The Credit Facility

1.1.	Drawdowns. Subject to the terms and conditions of this Agreement, Lender shall make advances for funds (in each case, a “Drawdown”) to the Borrower from time to time in amounts not to exceed in the aggregate at any one time outstanding U.S.$40,000,000. Lender shall maintain on its records a running account (an “Account”) evidencing all of the Borrower’s liability to Lender in respect of all Drawdowns made by Lender to the Borrower pursuant to this Agreement, and all interest outstanding by the Borrower to Lender hereunder. Lender shall record the amount of all Drawdowns made by Lender to the Borrower and interest payable by the Borrower hereunder, the repayment of principal and the payment of interest paid by the Borrower to Lender pursuant to this Agreement. Lender’s records shall constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to Lender pursuant to this Agreement. The Lender shall maintain a schedule of Drawdowns and repayments of principal substantially in accordance with the form attached to this Agreement as Annex I.

1.2.	Standby Fee. The Borrower shall pay to the Lender a standby fee calculated on the last business day of each quarter by multiplying the then-undrawn amount under this Agreement by 0.1 percent (the “Standby Fee”) and dividing the standby fee by 4 (the “Quarterly Fee”). In the event that this Agreement is in effect for a portion of a calendar quarter, the Quarterly Fee shall be pro rated to reflect that portion of the quarter in which the agreement was in effect. The Quarterly Fee shall be paid no later than three (3) business days after each calendar quarter, in arrears.

Credit Facility

1.3.	Interest. The principal amount remaining from time to time unpaid and outstanding shall bear interest, both before and after the occurrence of an Event of Default (as defined herein) and before and after judgment to the date of the repayment in full of the principal amount, at the US Prime Rate. “US Prime Rate” is hereby defined to mean the per annum rate of interest announced from time to time and appearing on the display referred to as the “USPRIME” (or any display substituted therefor) of Reuters (or if not available, any successor or similar services as may be selected by the Lender). Interest at such rate shall accrue daily and be calculated on the basis of the actual number of days elapsed in a year divided by 365 or 366 days based on the actual number of days in the year for which such interest is determined, and shall be payable (a) monthly, in arrears, on the last business day of each month, commencing January 31, 2005; and (b) in the event of any repayment of principal, concurrently with such repayment. Overdue interest shall bear penalty interest at a rate per annum equal to the US Prime Rate plus a margin of 200 basis points. A change in the US Prime Rate shall cause a simultaneous corresponding change in the interest rate payable hereunder.

1.4.	Repayment. The Borrower may increase or decrease the amount outstanding under this Agreement by making Drawdowns, repayments and further Drawdowns. The Borrower may repay the whole or any portion of the principal amount of Drawdowns remaining unpaid and outstanding at any time or times without penalty. The Borrower shall give the Lender advance notice of any such repayment at least two business days prior to the date of repayment.

1.5.	Use of Proceeds. The Borrower shall use the proceeds of the funds advanced under this Agreement for capital expenditures, working capital and for general corporate purposes.

1.6.	Mandatory Repayment on Demand. Notwithstanding any other provision of this Agreement, the Borrower shall repay the Lender the principal of all loans outstanding under this Agreement and shall pay to the Lender the accrued and unpaid interest and all other amounts under or with respect to this Agreement within 30 days following demand for payment by the Lender. Nothing whatsoever in this Agreement shall derogate from, limit or alter the demand nature of this credit facility and the obligations, liabilities and indebtedness hereunder.

1.7.	Termination. The Borrower may terminate this Agreement upon 30 days written notice to the Lender, provided, however, that in order for such termination by the Borrower to be effective, all outstanding principal, accrued and unpaid interest and all other amounts under or in respect of this Agreement shall be paid to the Lender on or prior to the termination date specified in such written notice provided to the Lender.

Credit Facility

2.	Representations And Warranties. Borrower represents and covenants the following, each to its knowledge:

2.1.	Duly Organized. Borrower is a corporation incorporated under the laws of the State of California, in good standing with the power to enter into this Agreement and to borrow hereunder.

2.2.	Duly Authorized. The making and performance by Borrower of this Agreement has been duly authorized by all necessary officers, directors and individuals and will not violate any law, rule, regulation, order, writ, judgment, decree, determination or award presently in effect having applicability to Borrower, or result in a breach of or constitute a default under any indenture or bank loan or credit agreement or any other agreement or instrument to which Borrower is a party or by which it or its property may be bound or affected.

2.3.	Legally Binding Instruments. When this Agreement is executed by Borrower and Lender, it shall constitute the legal, valid, and binding obligation of Borrower, in accordance with its terms, subject to its enforceability to limitations imposed by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally, and to the general principles of equity.

2.4.	No Legal Suits. There are no legal actions, suits, or proceedings pending, or to the knowledge of Borrower, threatened against Borrower before any court or administrative agency which, if determined adversely to Borrower, would have a material adverse effect on the financial condition or business of Borrower.

2.5.	No Legal Authorization Needed. Except as provided for in Sections 3.2 and 3.3 no authorization, consent or approval or any formal exemption of any governmental body, regulatory authority (federal, state or local) or mortgagee, creditor or third party is or was necessary to the valid execution and delivery by Borrower of this Agreement.

2.6.	Not in Default. Borrower is not in default of any obligation, covenant, or condition contained in any bond, debenture, note or other evidence of indebtedness or any mortgage or collateral instrument securing the same.

2.7.	Taxes are Paid. Borrower has filed all tax returns which are required and has paid or made provision for the payment of all taxes which have or may become due pursuant to said returns or pursuant to any assessments received by them.

3.	Conditions of Lending. The obligation of Lender to advance funds under this Agreement shall be subject to fulfillment at Closing of each of the following conditions:

3.1.	Execution and Delivery of Agreement. Borrower shall have executed and delivered to Lender this Agreement in a form satisfactory to Lender.

Credit Facility

3.2.	Governmental Approval. Borrower shall have secured all the necessary approvals or consents, if required, of federal or state governmental bodies having jurisdiction with respect to the Agreement.

3.3.	Approval of Others. Borrower shall have secured all necessary approvals or consents required with respect to this transaction by any mortgagee, creditor or other party having any financial interest in Borrower.

4.	Affirmative Covenants of the Borrower. Borrower shall comply with the following covenants from the date hereof until Lender has been fully repaid with interest, unless Lender or its assigns otherwise consent in writing:

4.1.	Payment. Borrower shall pay punctually the principal and interest when due.

4.2.	Payment of Other Indebtedness. Borrower shall pay punctually the principal and interest due on any other indebtedness now or hereafter owing by Borrower to Lender or any other lender.

4.3.	Maintain and Insure Property. Borrower shall at all times maintain and insure its property according to standards in its industry.

4.4.	Pay All Taxes. Borrower shall duly pay and discharge all applicable federal and state taxes, assessments and governmental charges upon it or against its properties prior to the date on which the penalties attach thereto, except that Borrower shall not be required to pay any such tax, assessment or governmental charge which is being contested by it in good faith and by appropriate proceedings.

4.5.	Maintain Existence. Borrower shall maintain its corporate status in the State of California or in any state in which it may subsequently continue and to qualify and remain qualified as such in each jurisdiction in which its present or future operations or its ownership of property require such qualification.

4.6.	Provide Financial Information. Borrower shall furnish to Lender as soon as available after its financial year end, a copy of Borrower’s annual financial statements, which statements may be unaudited. Borrower shall maintain adequate records and books of account, in which complete entries shall be made reflecting all of its business and financial transactions, such entries to be made in accordance with applicable generally accepted accounting principles consistently applied. Lender shall have the right to conduct an audit of the books and records of Borrower upon reasonable notice and without cost to Borrower. Borrower shall provide such information and to execute and deliver any and all additional documents and instruments as may be reasonably requested by Lender, its assigns or legal counsel.

Credit Facility

4.7.	Null and Void Covenants. Borrower acknowledges that if any provision of this Agreement or the application thereof to any person or circumstances is declared null and void, invalid, or held for any reason to be unenforceable by a court of competent jurisdiction, the remainder of such Agreement shall nevertheless remain in full force and effect, and to this end, the provisions of all covenants, conditions, and agreements described herein are deemed separate.

4.8.	Notice of Default. Borrower shall give written notice to Lender of any event within fifteen days of the event which constitutes an Event of Default under this Agreement or that would, with notice or lapse of time or both, constitute an Event of Default under this Agreement.

4.9.	Indemnification. Borrower shall indemnify and save Lender or its assigns harmless against any and all liability with respect to, or resulting from, any delay in discharging any obligation of Borrower.

4.10.	Expenses of Collection or Enforcement. Borrower shall, if at any time Borrower defaults on any provision of this Agreement, pay to Lender or its assigns, in addition to any other amounts that may be due from Borrower, an amount equal to the costs and expenses of collection, enforcement or correction or waiver of the default incurred by Lender or its assigns in such collection, enforcement, correction or waiver of default.

5.	Negative Covenants of the Borrower. Borrower covenants that, from the date hereof until payment in full of the obligations under this Agreement, unless Lender or its assigns otherwise consent in writing, it shall not enter into any agreement or other commitment the performance of which would constitute a breach of any of the covenants contained in this Agreement including, but not limited to, the following:

5.1.	Change of Ownership. The principals of Borrower shall not permit without the written permission of Lender any change in the ownership structure of Borrower including: a merger into or consolidation with any other person, firm or corporation other than with or into a direct or indirect subsidiary of TransCanada PipeLines Limited; a fundamental change in the nature of its business as carried on at the date hereof; or a substantial distribution, liquidation or other large-scale disposal of Borrower’s assets.

5.2.	Negative Pledge. The Borrower shall not mortgage, hypothecate, charge, pledge or otherwise encumber any of its assets to secure any obligation unless at the same time all the indebtedness and liabilities of the Borrower to the Lender shall be secured equally and ratably with such obligation, provided that this section 5.3 shall not operate to prevent Permitted Encumbrances as defined in Annex II to this Agreement.

Credit Facility

6.	Events of Default. The entire unpaid principal and the interest then accrued, shall become and be immediately due and payable upon the written demand of Lender or its assigns, without any other notice or demand of any kind or any presentment or protest, if any one of the events listed below (each an “Event of Default”) occurs and continues at the time of such demand, whether voluntarily or involuntarily, or without limitation, occurring or brought about by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rules, regulations of any administrative or governmental body, provided, however, that such sum shall not be then payable if Borrower’s payments have been waived in writing, or the time for making Borrower’s payments has been extended by Lender or if the Lender, at its discretion and with notice to Borrower, allows Borrower 90 days to remedy the default:

6.1.	Non-Payment. If Borrower fails to make payment when due of any principal or interest and if the default remains unremedied for sixty days.

6.2.	Incorrect Representation or Warranty. If any representation or warranty contained in this Agreement proves to have been incorrect when made in any material respect.

6.3.	Default in Covenants. If Borrower defaults in the performance of any other term or covenant contained in this Agreement, and such default continues unremedied for sixty days after either: (i) it becomes known to an officer of Borrower; or (ii) written notice thereof is given to Borrower by Lender.

6.4.	Voluntary Insolvency. If Borrower becomes insolvent or ceases to pay its debts as they mature or voluntarily files a petition in bankruptcy or a petition seeking reorganization, or the appointment of a receiver, trustee, or liquidator for it or a substantial portion of its assets or to effect a plan or other arrangement with creditors, or is adjudicated bankrupt, or makes a voluntary assignment for the benefit of creditors.

6.5.	Involuntary Insolvency. If any involuntary petition is filed against Borrower under any bankruptcy, insolvency or similar law seeking the reorganization of or the appointment of any receiver, trustee or liquidator for Borrower, or of a substantial part of the property of Borrower, or a writ or warrant of attachment or similar process is to be issued against a substantial part of the property of Borrower, and such petition shall not be dismissed or such writ or warrant of attachment or similar process shall not be released or bonded, within forty-five days after filing of levy.

6.6.	Judgments. If any final judgment for the payment of money that is not fully covered by liability insurance and is in excess of five million dollars is rendered against Borrower, and within sixty days thereafter shall not be discharged, or an appeal therefrom taken and execution thereon effectively stayed pending such appeal or, if such judgment is affirmed on such appeal, and the same is not discharged within thirty days thereafter.

Credit Facility

7.	Miscellaneous

7.1.	Waiver. No failure or delay on the part of Lender in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. No modification or waiver of any provision of this Agreement, nor any consent to any departure by Borrower therefrom, shall in any event be effective unless in writing and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

7.2.	Amendments. Subject to the foregoing paragraph, Borrower and Lender or its assigns hereby expressly reserve all rights to amend any provisions of this Agreement, so long as the same is in writing and signed by both parties.

7.3.	Notices. All notices, consents, requests, demands and other communications hereunder shall be in writing (including electronic transmission, facsimile transmission or similar writing) and shall be deemed to have been duly given and shall be effective (i) if given by facsimile transmission, at the facsimile number set forth at the end of this agreement upon confirmation of receipt; or (ii) if mailed by first class mail at the address set forth at the end of this Agreement within five business days after such communication is deposited; or at such other addresses or facsimile numbers as either party may have designated in writing by notice sent to the other party in accordance herewith.

7.4.	Payments. Borrower shall make payments to Lender in accordance with the terms and conditions of this Agreement.

7.5.	Survival of Representations and Warranties. All agreements, representations, and warranties made by Borrower herein or any other document or certificate delivered to Lender in connection with the transactions contemplated by this Agreement shall survive the delivery of this Agreement, and shall continue in full force and effect so long as any amount is outstanding.

7.6.	Successors and Assigns. This Agreement shall ensure to the benefit of and shall be binding upon the maker and the payee and their respective successors and permitted assigns.

7.7.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.8.	Article and Section Headings. Article and section headings used in this Agreement are for convenience only and shall not affect the construction of this Agreement.

Credit Facility

7.9.	Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York and Borrower hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of New York.

7.10.	Further Assurances. All parties shall take such further or other actions, including but not limited to the execution, acknowledgement and delivery of documents as may reasonably be necessary and/or requested by the other party for the execution, implementation and continued performance of this Agreement.

The parties hereto have each caused this Agreement to be duly executed as of the day and the year first written above.

TransCanada PipeLine USA Ltd.		Gas Transmission Northwest Corporation.

Per:	/s/ Donald R. Marchand	Per:	/s/ Max Feldman
	Donald R. Marchand Treasurer		Max Feldman Vice - President

Per:	/s/ Lee G. Hobbs	Per:	/s/ Ron Cook
	Lee G. Hobbs Controller		RON COOK VICE PRESIDENT - TAXATION

Address:	c/o 450 1st Street SW Calgary, Alberta Canada T2P 5H1	Address:	1400 SW Fifth Avenue Suite 900 Portland Oregon 97201 United States

Fax:	403.920.2358	Fax:	503.402.4004

Credit Facility

ANNEX I

SCHEDULE OF DRAWDOWNS AND PAYMENTS OF PRINCIPAL

TO

CREDIT FACILITY AGREEMENT BETWEEN

TRANSCANADA PIPELINE USA LTD. AND

GAS TRANSMISSION NORTHWEST CORPORATION.

DATED FEBRUARY 14, 2005

Date	Principal Amount of Drawdown	Principal Amount Paid	Unpaid Balance

Credit Facility

ANNEX II

“Permitted Encumbrances” means:

i)	liens for taxes, assessments or governmental charges which are due and not delinquent, or the validity of which the Borrower shall be contesting in good faith, provided the Borrower shall have made adequate provision (in accordance with generally accepted accounting principles) therefor;

ii)	the lien of any judgment rendered, or claim filed, against the Borrower which the Borrower shall be contesting in good faith, provided the Borrower shall have made adequate provision (in accordance with generally accepted accounting principles) therefor;

iii)	liens, privileges or other charges imposed or permitted by law such as statutory liens and deemed trusts, carriers’ liens, builders’ liens, materialmen’s liens, operator’s liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due and delinquent;

iv)	undetermined or inchoate liens arising in the ordinary course of and incidental to operations of the Borrower which relate to obligations which are not due and delinquent, or the validity of which the Borrower shall be contesting in good faith, provided the Borrower shall have made adequate provision (in accordance with generally accepted accounting principles) therefor;

v)	security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with the operations of the Borrower, to the extent such security does not materially detract from the value of any material part of the property of the Borrower;

vi)	cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen’s compensation or unemployment insurance liabilities;

vii)	the lien or any right of distress reserved in or exercisable under any real property lease for rent or otherwise to effect compliance with the terms of such lease in respect of which the rent or any other obligation is not at the time overdue or if overdue the validity of which is being contested at the time in good faith, if the Borrower shall have made on its books a provision therefor reasonably deemed by the Lender to be adequate therefor;

Credit Facility

viii)	security interests on property of the Borrower which are not otherwise Permitted Encumbrances and which do not in the opinion of the Borrower materially impair the use of the property subject thereto or the operation of the business of the Borrower or the value of such property for the purpose of such business; and

ix)	any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any security interest referred to in the preceding paragraphs (i) to (viii) inclusive of this definition, so long as any such extension, renewal or replacement of such security interest is limited to all or any part of the same property that secured the security interest extended, renewed or replaced (plus improvements on such property) and the indebtedness or obligation secured thereby is not increased.

provided that nothing in this definition shall in and of itself cause the Loan and other amounts owing by the Borrower to the Lender hereunder to be subordinated in priority to any such Permitted Encumbrance.